UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On August 11, 2026, ParaZero Technologies Ltd. (the “Company”) and Ms. Bat-Sheva Noy, the Company’s Vice President of Global Sales, entered into a separation agreement in connection with Ms. Noy’s departure from the Company, which will become effective on August 17, 2026. Ms. Noy will continue to serve in her current role through the effective date of her departure. Ms. Noy’s departure was not the result of any disagreement with the Company regarding its operations, policies or practices.

The Company is evaluating leadership and organizational alternatives to support the continued growth of its business and does not expect any disruption to its operations as a result of this transition.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-278268 and 333-285054) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: August 14, 2026	By:	/s/ Ariel Alon
		Name:	Ariel Alon
		Title:	Chief Executive Officer

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